                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                             SWISS ARMY BRANDS, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    870827102
                                    ---------
                                 (CUSIP Number)

                            Charles B. Friedman, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10105
                                 (212) 468-8000
                                 ---------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 16, 1999
                                 --------------
            (Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]

                                  Page 1 of 7



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-------------------------------                   -----------------------------
     CUSIP NO. 870827102              13D                   Page 2 of 7
-------------------------------                   -----------------------------


-------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
                                                     Victorinox AG
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------

3       SEC USE ONLY
-------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
                                                             WC
-------------------------------------------------------------------------------
5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
-------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
                                                         Switzerland
-------------------------------------------------------------------------------
             NUMBER OF               7     SOLE VOTING POWER
              SHARES                 ------------------------------------------
           BENEFICIALLY                    SHARED VOTING POWER
             OWNED BY                8
               EACH                                              2,870,200
             REPORTING               ------------------------------------------
            PERSON WITH              9     SOLE DISPOSITIVE POWER
                                     -------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                                                 2,870,200
-------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                    2,870,200
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   [ ]
-------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                 36.6%
-------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
14
                                                                 CO
-------------------------------------------------------------------------------





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-------------------------------                   -----------------------------
     CUSIP NO. 870827102              13D                   Page 3 of 7
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
                                                    Charles Elsener, Sr.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
                                                             N/A
-------------------------------------------------------------------------------
5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
                                                         Switzerland
-------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                     ------------------------------------------
             NUMBER OF                     SHARED VOTING POWER
              SHARES                 8
           BENEFICIALLY                                           2,870,200
             OWNED BY                ------------------------------------------
               EACH                  9     SOLE DISPOSITIVE POWER
             REPORTING               ------------------------------------------
            PERSON WITH                   SHARED DISPOSITIVE POWER
                                    10
                                                                  2,870,200
-------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                  2,870,200
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                           [ ]
-------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                  36.6%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
14
                                                             IN
-------------------------------------------------------------------------------




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                         AMENDMENT NO. 7 TO SCHEDULE 13D

         Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997, Amendment No. 5 dated December 30, 1997 and Amendment No. 6 dated November 5, 1998 ("Amendment No. 6"), filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

         The purpose of this Amendment is (i) to correct the percentage of the class represented by the 2,133,500 shares of Common Stock reported in Amendment No. 6 as beneficially owned by Victorinox and Charles Elsener, Sr., as of November 5, 1998, which percentage was approximately 26.1% (and not 24.1%, as reported on Amendment No. 6) and (ii) to report that Victorinox has purchased a total of 727,200 shares of Swiss Army Common Stock in both open market and private transactions.

         Each of Victorinox and Mr. Elsener is responsible for the completeness and accuracy of only that information concerning each of Victorinox and Mr. Elsener, respectively, contained herein, or in any subsequent amendment and is not responsible for the completeness or accuracy of any information concerning the other party. Neither Victorinox nor Mr. Elsener knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other party contained in such amendment is inaccurate at the time of such execution.

Item 3.  Source and Amount of Funds or Other Consideration.

         Victorinox purchased an aggregate of 727,200 shares of Common Stock of Swiss Army (the "Additional Shares") in both open market and private transactions from December 9, 1998 through April 16, 1999 for an aggregate purchase price of $5,898,975 paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction.

         Victorinox acquired the Additional Shares for investment purposes.

         Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their investment in Swiss Army, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of Swiss Army, or the disposition of securities of Swiss Army;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Swiss Army or any of its subsidiaries;

          (d) Any change in the present board of directors or management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of Swiss Army;

          (f) Any other material change in Swiss Army's business or corporate structure;

          (g) Changes in Swiss Army's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

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           (h) Causing a class of securities of Swiss Army to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of Swiss Army becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

           (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

           (a) Victorinox is the beneficial owner of an aggregate of 2,870,200 shares of Common Stock, constituting approximately 36.6% of the issued and outstanding shares of Common Stock as of the date hereof. As the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the shares of Common Stock held by Victorinox and thus may be deemed to be the beneficial owner of 2,870,200 shares of Common Stock, constituting approximately 36.6% of the issued and outstanding shares of Common Stock as of the date hereof.

           (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote and to dispose or direct disposition of 2,870,200 shares of Common Stock held by Victorinox.

           (c) Except for the purchases by Victorinox described below, there were no transactions in Common Stock effected by the persons named in response to Paragraph (a) of this Item 5 during the sixty day period prior to the date of the event which requires the filing of this statement.

       Date                    Type of Purchase                No. Shares           Price Per Share
       ----                    ----------------                ----------           ----------------

  April 1, 1999                   Open Market                     7,000                 9.1875
  April 16, 1999              Private Transaction                700,000                8.0000

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         Dated:  May 21, 1999

                                         VICTORINOX AG



                                         By:  /s/ Charles Elsener, Jr.
                                             ---------------------------------
                                             Charles Elsener


                                             /s/ Charles Elsener, Sr.
                                             ---------------------------------
                                             Charles Elsener, Sr.